

January 14, 2014

Via E-mail
David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
LA Mesa, CA 91942

     Re: **Bio-Matrix Scientific Group, Inc.**
                Amendment No. 5 to Form 10-K for Fiscal Year Ended September 30, 2012
                Amendment No. 4 to Form 10-Q for Fiscal Quarter Ended
                December 31, 2012
                Filed December 27, 2013
                Response dated December 27, 2013
                File No. 0-32201

Dear Mr. Koos:

We have reviewed your response dated December 27, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Form 10-K for the Fiscal Year Ended September 30, 2012

Report of Independent Registered Public Accounting Firm

1. In your response to comment 2 in our letter dated September 25, 2013, you state that as a development stage company, you present a Statement of Shareholder's Equity for the period from inception to the end of the reporting period. Please be advised that we agree with this assertion. However, your financial statements include a consolidated statement of stockholders' equity for the year ended September 30, 2011. As such, we believe that the report of John Kinross-Kennedy should refer to the consolidated statement of stockholders' equity in the introductory

paragraph. Please refer to Auditing Standards Codification, AU Section 508.08. Therefore, please have John Kinross-Kennedy revise its report to refer to the consolidated statement of stockholders' equity in the introductory paragraph or tell us why the report complies with the above referenced auditing standard.

2. We note that the report of Seale and Beers, CPAs does not include an explanatory paragraph regarding the restatement of your statements of cash flows for the year ended September 30, 2012 and for the period from inception to September 30, 2012, which is disclosed in Note 15. It appears that the report should include an explanatory paragraph referring to the restatement with a cross reference to the disclosure in Note 15. Please refer to Auditing Standards Codification, AU Section 420.12. Please have Seale and Beers, CPAs revise its report to include an explanatory paragraph to disclose that the previously issued statements of cash flows for the year ended September 30, 2012 and for the period from inception to September 30, 2012 have been restated or tell us why the report complies with the above referenced auditing standard.

Amendment No. 4 to Form 10-Q for Fiscal Quarter Ended December 31, 2012

Exhibits 32.1 and 32.2

3. We note that the certifications refer to Form 10-Q/A for the quarter ended March 31, 2013. Please revise the certifications to refer to the correct report.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief